

SEC file number 0-21782


SEC MAIL PROCESSING
RECEIVED
JAN 18 2002
WASH, D.C.
354
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __A__ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __A__

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 14 December 2001



P M GILLARD
COMPANY SECRETARY


FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

BID PROCESS FOR CENTRAL NORTH ISLAND FOREST PARTNERSHIP (IN RECEIVERSHIP)

AUCKLAND, 13 December 2001 - Fletcher Challenge Forests confirmed that it had submitted today a proposal to Morgan Stanley, representing the Receivers of the Central North Island Forest Partnership, pursuant to the sale process initiated earlier this year.

Chief Executive, Terry McFadgen, said, "We are subject to confidentiality restraints which preclude us from commenting further on the nature or content of our proposal at this time. Nor are we able to comment on the likely timing of further developments, as the process is under the control of Morgan Stanley and the Receivers."

He confirmed that the proposal, which involves a third party, does not contemplate the company raising additional equity capital. He also said the company would make further information available in due course, subject to the confidentiality constraints around the bid process.

ENDS

To: BUSINESS EDITOR

From: Paul Gillard
Company Secretary
FLETCHER CHALLENGE FORESTS

Fax: AUTO

Telephone: 64-9-571 9846
Mobile: 0274 320 310
Fax: 64-9-571 9872

Fletcher Challenge Forests owns or manages almost 300,000 hectares of fast growing environmentally certified forest, and ten sawmilling and re-manufacturing facilities, all in the Central North Island of New Zealand. Fletcher Challenge Forests markets solid wood products to all major markets in the Pacific Rim and North America.